Computershare

82-3347

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529



05005896

February 3, 2005


PROCESSING
SECTION
RECEIVED
FEB 17 2005
152
WASH. D.C.

Alberta Securities Commission
British Columbia Securities Commission
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
TSX
US Securities Commission - Quote #12G-(B1) 82-3347

SUPPL

Dear Sirs:

Subject: Canadian Hydro Developers Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special (Non-Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	136 05E 101
4.	Record Date	:	February 28, 2005
5.	Meeting Date	:	April 19, 2005
6.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Del Newsham
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: del.newsham@computershare.com

dlw 2/23

cc: Canadian Hydro Developers Inc.
Attention: Charlotte Boychuk